Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cube Click, Inc.
800 Third Avenue, Suite 1413
New York, NY 10022
smiledx.ai/

Up to $1,234,998.00 in Common Class A at $3.00
Minimum Target Amount: $20,001.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Cube Click, Inc.
> Address: 800 Third Avenue, Suite 1413, New York, NY 10022
> State of Incorporation: DE
> Date Incorporated: November 16, 2018

Terms:

> Equity

Offering Minimum: $20,001.00 | 6,667 shares of Common Class A
Offering Maximum: $1,234,998.00 | 411,666 shares of Common Class A
Type of Security Offered: Common Class A
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 1,000% Bonus Shares

Smile Dx key team members receive 1,000% bonus shares.

Volume Perks

Tier 1

Investors who invest at least $1,000 will receive the following: 5% Bonus Shares

Tier 2

Investors who invest at least $5,000 will receive the following: 8% Bonus Shares

Tier 3

Investors who invest at least $10,000 will receive the following: 10% Bonus Shares

Tier 4

Investors who invest at least $15,000 will receive the following: 15% Bonus Shares

Tier 5

Investors who invest at least $20,000 will receive the following: 20% Bonus Shares

Tier 6

Investors who invest at least $50,000 will receive the following: 25% Bonus Shares plus participate in a Beta Testing of Smile Dx.

Tier 7

Investors who invest at least $100,000 will receive the following: 25% Bonus Shares plus participate in a Beta Testing of Smile Dx and enjoy an annual one hour meeting with our executive team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cube Click, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Class A at $3.00 / share, you will receive 110 shares of Common Class A, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cube Click, Inc. ("Cube Click" or the "Company") was formed in Delaware on November 16, 2018. The Company is a dental X-ray imaging team that has developed an AI technology for analyzing dental x-ray pathologies (cavities, root canals, and gum disease) on the pixel level called Smile Dx®. SMILE Dx® is pending FDA approval and is not yet available to customers. Management anticipates an approval in Q2 - 2025. If approved Smile Dx® intends to generate revenue from sales to licensed dentists. Historic revenue for the Company has been generated from consulting services.

Based on internal analysis, Smile Dx® can identify these pathologies better and faster than a dentist and provides an instant (real-time) diagnosis to the dental professional over our cloud-based platform. Further, Smile Dx® can display dental anatomy and pathologies using instance segmentation technology. Our team believes that a subscription-based model is the best fit for Smile Dx®. In 2023, there were 202,304 practicing dentists in the United States. The Company plans to earn sales revenue using a subscription-based SAAS platform, leveraging our patented AI technology, to licensed dentists. Management feels the average dentist can boost their practice revenue by over 20% by using Smile Dx®. Based on internal calculations, the Company believes it will have the opportunity to capture 10% of the existing Dental AI industry". With over 200K practicing dentists in the United States, the platform's subscription-based model, priced at $500 per month, is intended to offer significant value to dental professionals seeking innovative diagnostic tools.

The Company has successfully completed its Multi Reader Multi Case (MRMC) study and has submitted its FDA 510(k) application. Management feels an FDA approval could be received in Q2 of 2025. Smile Dx® is a prescription medical device that will only be licensed to verified United States dentists. The Company's headquarters are in New York, New York.

The Company owns or has been assigned all IP that is core to its business operations, including patents awarded and pending.

Competitors and Industry

MARKET

Dental AI Market:

The U.S. dental service market is a growing 155 billion dollar industry.

Currently, there are over 1.4 billion dental x-ray images taken every year in America.

As of 2023, there were over 202K practicing dentists in the United States. Yet only a few hundred offices use dental X-ray AI.

Cube Click's management sees the Dental AI market as a vastly untapped market.

COMPETITORS

Overjet, Inc.:

Overjet is an AI-powered dental technology company that provides algorithms to analyze dental images and deliver diagnoses. Overjet has 3 FDA approvals for dental x-ray AI of which one is for caries segmentation and the other is for PARL segmentation. They have launched a subscription-based dental x-ray AI platform and have raised over 155 million dollars over 5 funding rounds.

Pearl, Inc.:

Pearl is an AI-driven company that enhances patient care in dentistry with one FDA-cleared AI capable of identifying diseases with bounding box dental X-rays. Pearl has had 3 funding rounds.

VideaHealth, Inc.:

VideaHealth offers dentistAI's software that automatically detects pathologies in dental imaging. They have FDA approval for bounding box dental X-ray technology. VideaHealth has partnered with several industry vendors. VideaHealth has had 4 funding rounds.

Current Stage and Roadmap

<u>CURRENT STAGE</u>

The Company's anticipated flagship medical device, Smile Dx®, has been fully developed and tested. The company has submitted Smile Dx's Multi Reader Multi Case (MRMC) study to the FDA. On August 16, 2024 the company submitted an FDA class II medical device application for Smile Dx.

We are currently in the pending FDA approval stage.

The company has now shifted its efforts to raising capital on the Start Engine platform while waiting for an FDA decision.

<u>FUTURE ROADMAP</u>

[1] Development and deployment of Amazon Web Server rolling time zone multiple server platforms.

[2] Development of a Smile Dx cybersecurity platform to safeguard patient data and prevent hacking.

[3] Development of a quality maintenance system to safeguard Smile Dx®.

[4] Beta test the Smile Dx platform with 100 dentists. Update the platform accordingly.

[5] Marketing and deployment of the Smile Dx® platform.

The Team

Officers and Directors

Name: Richard Ricci

Richard Ricci's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director
  Dates of Service: November, 2018 - Present
  Responsibilities: Richard manages a team of computer vision programmers and an FDA regulatory team to build a dental AI platform which will revolutionize dentistry and dramatically improve patient care. Richard currently does not receive a salary and owns 3,500,000 of the Company's outstanding Class A Common shares and 1,250,000 of the Company's outstanding Class B Common shares.

Other business experience in the past three years:

- Employer: Richard Ricci, DDS and Andrea R. Cambria DDS, PC
  Title: Owner
  Dates of Service: April, 1995 - Present
  Responsibilities: Part time dentist

Name: Andrea R. Cambria

Andrea R. Cambria's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Director
  Dates of Service: November, 2018 - Present
  Responsibilities: Andrea's role is to keep the Cube Click financials on track and to guide the FDA team through the FDA study of SMILE Dx. Andrea does not receive a salary and owns 3,500,000 of the Company's outstanding Class A Common shares and 1,250,000 of the Company's outstanding Class B Common shares.

Other business experience in the past three years:

- Employer: Richard Ricci, DDS and Andrea R. Cambria, DDS, PC

Title: Owner
Dates of Service: April, 1995 - Present
Responsibilities: Part time dentist

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,998.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational Smile Dx or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the pending FDA review stage of Smile Dx. Delays or cost overruns in the development of our Smile Dx and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of our Smile Dx AI output may be effected by poor image input and technological factors. Poor quality Smile Dx AI output can result in customer dissatisfaction, returns, subscription cancelations, and lost revenue. Furthermore, improper use of the Smile Dx medical device can cause harm to customers or patients, and result in liability for the company or provider. Smile Dx may only be used by licensed dentist. Use by an unlicensed dentist, of Smile Dx may harm patients and may result in liability for the company. Safety issues can arise from design flaws, programing defects, or improper use of the Smile Dx medical device.

Minority Holder; Securities with Voting Rights
The Common Class A stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns six patents, four trademarks, three Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the Food and Drug Administration (FDA), manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to the following: programmers, FDA regulatory experts, internet venders, manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

CEO and CFO Compensation from the Company and Concurrent Work
The CEO and CFO of Cube Click, Inc., Richard Ricci and Andrea R. Cambria, currently do not receive a salary for their work at Cube Click and concurrently dedicate 8 hours per week to their private dentistry practice, while committing 40 hours per week each to Cube Click. They plan to begin receiving $50,000 annual salaries if Cube Click becomes revenue-generating. Until then, their reliance on income from external business activities presents a potential risk to their long-term focus and commitment to Cube Click, which investors should carefully consider.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard Ricci	3,500,000	Common Class A	49.84%
Richard Ricci	1,250,000	Common Class B	
Andrea Cambria	3,500,000	Common Class A	49.84%
Andrea Cambria	1,250,000	Common Class B	

The Company's Securities

The Company has authorized Common Class A, and Common Class B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Class A.

> Common Class A

The amount of security authorized is 12,000,000 with a total of 7,105,000 outstanding.

> Voting Rights

One vote per share.

> Material Rights

There are no material rights associated with Common Class A.

> Common Class B

The amount of security authorized is 4,000,000 with a total of 2,500,000 outstanding.

> Voting Rights

Ten votes per share.

> Material Rights

Class B shares may be converted into Class A at a ratio of 1 Class B share to 10 Class A shares.

What it means to be a minority holder

As a minority holder of Common Class A stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue, we anticipate the Company will be able to operate for 12.4 months. This is based on a current monthly burn rate of $150,000.

Foreseeable major expenses based on projections:

This is based on a current monthly burn rate of $150,000. Projected foreseeable major expenses include:

[1] Software Development

[2] FDA 510(k) Submissions

[3] Marketing

[4] Legal

[5] Patent Expenses

[6] Office / Utilities / Internet

[7] Accounting & Bookkeeping

[8] X-Ray Device Partnering

[9] Wages

[10] Employee Health Insurance

[11] Employee Benefit Program

[12] Amazon Web Services

[13] Payroll Services

Future operational challenges:

Future Operational Challenges:

[1] Scaling and Market Adoption:

Expanding our AI technology to a larger market will require significant resources and partnerships, along with overcoming potential resistance from dental professionals and integration with legacy systems.

[2] Regulatory Compliance:

Maintaining ongoing compliance with FDA regulations and other governing bodies is critical, and any delays in FDA approval could impact our timelines.

[3] Data Security:

[4] Ensuring data privacy and security in compliance with HIPAA regulations is a top priority, but as cyber threats evolve, this will be an ongoing challenge.

[5] Talent Acquisition:

Recruiting and retaining skilled AI and healthcare professionals will be competitive and challenging given our current financial constraints.

[6] Research & Development:

Continued innovation is essential, and managing R&D costs effectively while staying ahead of competitors could strain our limited resources.

Future challenges related to capital resources:

Future Capital Resources Challenges:

[1] Funding for FDA Compliance and Regulatory Approvals:

Ongoing costs associated with FDA compliance, maintaining regulatory approvals, and potential additional regulatory requirements could strain our capital reserves.

[2] Product Development and Scaling:

Bringing our AI technology to market at scale will require significant investment in product development, clinical studies, and infrastructure, which may exceed current funding levels.

[3] R&D and Innovation Costs:

Continued innovation is critical in the AI and medical device space. Securing sufficient capital to support ongoing R&D while staying competitive could present challenges.

[4] Operating Expenses:

As we grow, there may be increased operational costs, such as talent acquisition, marketing, and customer support, which could require additional funding beyond initial capital.

[5] Dependence on Future Capital Raises:

Given our current limited revenues, we will likely need to rely on future funding rounds or strategic partnerships to meet long-term goals. Any difficulties in securing additional capital could hinder our growth.

Future milestones and events:

Future Milestones and Events:

[1] FDA Approval of Smile Dx® (Expected Q2 2024):

The approval of our 510(k) application by the FDA is a critical milestone. This would allow us to commercialize Smile Dx® in the U.S. market, significantly enhancing revenue potential and market penetration.

[2] Commercial Launch and Market Adoption:

Following FDA approval, a successful commercial launch will be crucial. Rapid market adoption by dental professionals and institutions will directly influence our revenue growth and overall financial health.

[3] Strategic Partnerships and Licensing Agreements:

Establishing partnerships with dental practices, distributors, or technology platforms could significantly enhance our reach and provide additional revenue streams, positively impacting our financial outlook.

[4] Future Capital Raises:

Depending on the success of our FDA approval and market launch, additional capital raises may be necessary to support scaling efforts, research and development, and operational expenses.

[5] R&D and Product Development:

Continuous improvement of the Smile Dx® platform, along with potential new AI-driven medical devices, will require ongoing investment, but successful developments could open new market opportunities and revenue streams.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 29, 2024, the Company has capital resources available in the amount of $2,280,850 securities and $16,838 cash on hand.

The Company has a revolving line of credit with American Express for a total amount available of $40,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. The funds would primarily go towards:

[1] Development and deployment of Amazon Web Server rolling time zone multiple server platforms.

[2] Development of a Smile Dx cybersecurity platform to safeguard patient data and prevent hacking.

[3] Development of a quality maintenance system to safeguard Smile Dx.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 39.85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 12.4 months. This is based on a current monthly burn rate of $150,000 for expenses related to:

[1] Software Development

[2] FDA 510(k) Submissions

[3] Marketing

[4] Legal

[5] Patent Expenses

[6] Office / Utilities / Internet

[7] Accounting & Bookkeeping

[8] X-Ray Device Partnering

[9] Wages

[10] Employee Health Insurance

[11] Employee Benefit Program

[12] Amazon Web Services

[13] Payroll Services

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 20 months. This is based on a projected monthly burn rate of $150,000 for expenses related to:

[1] Software Development

[2] FDA 510(k) Submissions

[3] Marketing

[4] Legal

[5] Patent Expenses

[6] Office / Utilities / Internet

[7] Accounting & Bookkeeping

[8] X-Ray Device Partnering

[9] Wages

[10] Employee Health Insurance

[11] Employee Benefit Program

[12] Amazon Web Services

[13] Payroll Services

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including.

Indebtedness

- Creditor: Richard Ricci And Andrea Cambria
  Amount Owed: $1,374,111.00
  Interest Rate: 0.25%
  Maturity Date: December 31, 2025
  These notes require an annual payment of $3,343.

Related Party Transactions

- Name of Person: Richard Ricci & Andrea R. Cambria
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company had outstanding Promissory Notes payable to its shareholders, totaling $1,374,111 as of December 31, 2023, and $1,406,117 as of December 31, 2022.
  Material Terms: These notes were issued on December 31, 2022, and are set to mature on December 31, 2025. They bear an annual interest rate of 0.25% and require an annual payment of $3,343.

Valuation

Pre-Money Valuation: $28,815,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock authorized or outstanding; (ii) there are zero outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,001.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  82.5%
  We will use the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  20.0%
  We will use [20]% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  20.0%
  We will use [20]% of the funds to hire key personnel for daily operations, including the following roles: [Office Administration, Sales and Marketing, Customer service, etc.]. Wages to be commensurate with training, experience and position.

- Working Capital
  43.5%
  We will use [43.5]% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  10.0%
  We will use [10]% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at smiledx.ai/ (smiledx.ai/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cubeclick

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cube Click, Inc.

[See attached]

Cube Click Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cube Click, Inc. Management

We have reviewed the accompanying financial statements of Cube Click, Inc (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 30, 2024

CUBE CLICK INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	5,213	26,589
Total Current Assets	5,213	26,589
Non-Current Assets:		
Securities	1,858,558	1,136,719
Total Non-Current Assets	1,858,558	1,136,719
TOTAL ASSETS	1,863,771	1,163,309
LIABILITIES AND EQUITY		
Non-Current Liabilities:		
Related Party Loan from Shareholders	1,374,111	1,406,117
Total Non-Current Liabilities	1,374,111	1,406,117
TOTAL LIABILITIES	1,374,111	1,406,117
EQUITY		
Accumulated Other Comprehensive Income	541,546	(180,293)
Retained Earnings	(51,886)	(62,516)
TOTAL EQUITY	489,660	(242,809)
TOTAL LIABILITIES AND EQUITY	1,863,771	1,163,309

CUBE CLICK INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenue	268,712	148,000
Gross Profit	268,712	148,000
Operating Expenses		
Advertising & Marketing	2,162	-
Contractors	253,175	122,426
General and Administrative	8,123	17,767
Total Operating Expenses	**263,460**	**140,193**
Total Loss from Operations	**5,252**	**7,807**
Other Expense/Income		
Interest Expense	3,035	3,343
Financing Expenses	215	170
Other Income	8,628	8,083
Total Other Income/(Expense)	**5,378**	**4,570**
Earnings Before Income Taxes, Depreciation, and Amortization	**10,630**	**12,377**
Net Income (Loss)	**10,630**	**12,377**
Other Comprehensive Income		
Unrealized Gain (Loss)	721,839	(605,071)
Comprehensive Income	**732,469**	**(592,694)**

CUBE CLICK INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	-	-	(74,893)	424,778	349,885
Issuance of Common Stock				-	-
Net income (loss)			12,377		12,377
Unrealized Gain (Loss)				(605,071)	(605,071)
Ending balance at 12/31/22	-	-		(180,293)	(242,809)
Issuance of Common Stock	-			-	-
Net income (loss)	-	-	10,630	-	10,630
Unrealized Gain (Loss)	-	-		721,839	721,839
Ending balance at 12/31/23	-	-		541,546	489,660

CUBE CLICK INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income	10,630	12,377
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	10,630	12,377
INVESTING ACTIVITIES	-	-
Other Comprehensive Income (Loss)	721,839	(605,071)
Securities	(721,839)	612,274
Net Cash provided by (used in) Investing Activities	-	7,202
FINANCING ACTIVITIES		
Proceeds from (Payments for) Related Party Loan from Shareholders	(32,006)	1,640
Net Cash provided by (used in) Financing Activities	(32,006)	1,640
Cash at the beginning of period	26,589	5,369
Net Cash increase (decrease) for period	(21,376)	21,220
Cash at end of period	5,213	26,589

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cube Click, Inc., established on November 16, 2018, in Delaware, specializes in dental x-ray imaging. The company has developed Smile Dx®, an AI technology that analyzes dental x-ray pathologies such as cavities, root canals, and gum disease at the pixel level. Smile Dx® aims to deliver more accurate and faster diagnoses than a dentist, providing real-time results through a cloud-based platform.

Cube Click, Inc. generated revenue in 2022 and 2023 by providing medical computer vision consulting projects. Moving forward, the company plans to adopt a subscription-based model for Smile Dx®, which is still in development. With 202,304 practicing dentists in the United States, Cube Click, Inc. aims to generate revenue through a SaaS platform, leveraging its patented AI technology (covered by six U.S. patents) for licensed dentists.

The company has completed the Multi Reader Multi Case (MRMC) study for Smile Dx® and has submitted an FDA 510(k) application which it anticipates to be approved by 1st quarter 2025.

The Company will conduct the crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

As of December 31, 2023, and December 31, 2022, the Company had investments in securities held in brokerage accounts with balances of $1,858,558 and $1,136,719, respectively. Whereas, the unrealized gains and losses on these investments were $721,839 and $(605,071), respectively.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $5,213 and $26,589 in cash December 31, 2023 and December 31, 2022, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company has generated revenue during 2022 and 2023 through medical computer vision consulting projects, where revenue was recognized upon the completion of project milestones or the complete delivery of consulting services. The Company plans to further generate revenue from its AI technology, Smile Dx®, through a subscription-based SaaS platform targeted at licensed dentists. The primary performance obligation will be providing access to the Smile Dx® platform, which offers real-time analysis of dental x-ray pathologies.

Revenue for the Smile Dx® platform will be recognized when customers are granted access to the platform. Additionally, the Company will establish a liability for expected returns and record an asset (along with an adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as incurred.

<u>Contractors</u>

Costs incurred for contractors involved in the development of its technology platform. These costs include payments to professionals for their specialized expertise, such as technical development, regulatory compliance, and data analysis. Contractor costs are expensed as incurred.

<u>General and Administrative</u>

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

<u>Equity Based Compensation</u>

The Company accounts for stock options issued to employees who are also its founders under ASC 718 (Stock Compensation). According to ASC 718, share-based compensation is measured at the grant date based on the estimated fair value of the award and is recognized as an expense over the employee's vesting period. The Company has adopted ASU 2018-07 early, allowing it to measure stock options based on their intrinsic value rather than their fair value. Intrinsic value is the difference between the fair value of the underlying stock and the exercise price of the option. As of the date of these financial statements, the intrinsic value of the Company's stock options is $0.

Since there is no active market for the Company's common stock to determine its fair value, management has estimated the fair value for stock-based compensation. This estimation is based on recent stock sales to independent investors, assessments by placement agents related to preferred stock sales, and validation by independent fair value experts. Given these considerations, management has concluded that the estimated fair value of the Company's stock and related stock-based compensation expense is negligible.

As of December 31, 2023, the Company had 23,000,000 outstanding and fully-vested stock options granted to its founders.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware.

The Company has already filed its 2023 and 2022 tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As detailed in Note 5, the Company had outstanding Promissory Notes payable to its shareholders totaling $1,374,111 as of December 31, 2023, and $1,406,117 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had outstanding Promissory Notes payable to its shareholders, totaling $1,374,111 as of December 31, 2023, and $1,406,117 as of December 31, 2022. These notes were issued on December 31, 2022, and are set to mature on December 31, 2025. They bear an annual interest rate of 0.25% and require an annual payment of $3,343.

NOTE 6 – EQUITY

As of December 31, 2023, and 2022, the Company's authorized stock includes 100,000,000 shares of Class A Stock with a par value of $0.0001 per share, each share providing one vote. Additionally, there are 10,000,000 shares of Class B Stock, also with a par value of $0.0001 per share, which provide ten votes per share and are convertible into Class A Stock. No shares of either Class A or Class B Stock were issued during both years.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 30, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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Smile Dx: Harnessing AI to Unlock the $155B Dental Market

Cube Click, Inc. aims to revolutionize the dental AI imaging market with our flagship device, SMILE Dx®. This advanced AI platform for dental X-ray analysis has the potential to prevent dental pain and suffering before it begins. Following a promising study, we submitted Smile Dx®'s final FDA 510(k) application. Management anticipates approval in Q2 2025.*

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SMILE Dx®
Powered by
CubeClick®
Perfect Smiles with AI

$126,202.17 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION >

Get Equity
$3.00 Per Share

RAISED ⓘ	INVESTORS
$126,202.17	24
MIN INVEST ⓘ	VALUATION
$300	$28.82M

What does this badge mean? **See here**

REASONS TO INVEST

Dental AI is a large market, which we believe is potentially worth billions. We have submitted our SMILE Dx® FDA application. Our team anticipates a Q2 - 2025 FDA approval of SMILE Dx®.*

With the advent of dental AI, we believe dental pain and suffering can be eliminated. It does not have to be this way anymore.

In full disclosure, no SMILE Dx® founder has EVER taken a salary. In fact, we believe so much in SMILE Dx® that all of us just bought more stock.

There is no assurance that any product or treatment referenced herein will receive FDA approval or clearance. Statements regarding anticipated FDA approval are speculative and based on information available at the time of publication. Actual outcomes may differ materially from those anticipated due to factors including, but not limited to, changes in regulatory requirements, clinical trial results, and other conditions related to the FDA's review process. Investors are cautioned not to place undue reliance on such statements.

TEAM



RICHARD RICCI, DDS, MS, FAGD • Chief Executive Officer & Director

Dr. Ricci is a practicing Manhattan dentist who is also a dental AI computer vision specialist. He is experienced in FDA submissions and running multi Reader Multi Case (MRMC) validation tests. Currently he is leading the Cube Click team to build the world's most advanced dental AI platform called Smile Dx. Dr. Ricci earned his B.A. in biology at Brooklyn College and his Doctor of Dental Surgery at New York University College of Dentistry. He hold two post-doctoral degrees and holds a prestigious fellowship at the Academy of General Dentistry. Dr. Ricci has educated over 500 dental students and serves on the board of directors of two educational charities. To date, Dr. Ricci and Dr. Cambria have fully funded Cube Click, Inc. with their own money and over 6000 hours of their combined time. He has NEVER taken a salary form Cube Click! They are fully committed to bring Smile Dx to market quickly and rewarding our loyal shareholders.

In addition to working at least 40 hours per week for Cube Click, Dr. Ricci also spends approximately 8 hours a week overseeing his private practice, Richard Ricci, DDS and Andrea R. Cambria DDS, PC.

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ANDREA R. CAMBRIA, DDS, FAGD • Chief Financial Officer & Director

Dr. Cambria was born and raised in Brooklyn, New York, and worked her way through her entire education. She currently practices dentistry in Manhattan. With extensive



experience in consulting, she has successfully assisted in the rebuilding and exiting of several dental organizations. Dr. Cambria is AWS-certified and specializes in dental AI and computer vision. Her expertise includes FDA submissions, designing ground truth models, and conducting Multi-Reader Multi-Case (MRMC) validation tests.

As the team leader of Cube Click's clinical FDA study, Dr. Cambria is dedicated to obtaining FDA approval for Smile Dx by Q2 2025. She earned her B.A. in Psychology from Brooklyn College and her Doctor of Dental Surgery from the New York University College of Dentistry. She also completed a fellowship at the Academy of General Dentistry in Chicago.

Dr. Cambria serves on the board of directors of Digital Equality, a nonprofit charity that empowers disadvantaged children with computer hardware and software. As the founder of Cube Click, Inc., she has personally invested her own money and over 3,000 hours in developing the Smile Dx platform. She has NEVER taken a salary from Cube Click! Dr. Cambria is confident that Smile Dx is the most advanced dental AI ever created and aims to bring it to market swiftly.

In addition to working at least 40 hours per week for Cube Click, Dr. Cambria also spends approximately 8 hours a week overseeing her private practice, Richard Ricci, DDS and Andrea R. Cambria DDS, PC.

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YUJAN SHRESTHA, MD • AI Team Leader

I am a physician, software engineer, AI/ML expert, and regulatory consultant. I have been developing medical device software for 10 years. I have helped startups and Fortune 500 companies write medical grade software and secure regulatory clearance. I was born in Nepal, came to the states when I was 4, and learned to code BASIC when I was 8. I graduated with a BME degree from UT Austin and a MD degree from UT Houston. I am passionate about decreasing barriers to translating medical devices from the lab to the clinic for the benefit of patients and physicians alike.

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JOSHUA TZUCKER, BA • Software Engineer

Specialize in medical device software, sharing knowledge, and providing quality SaMD solutions. Utilizing a number of languages, frameworks, and services including Python, Django, AWS, React, DICOM, Docker, and many more.

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ETHAN ULRICH, BSE • Medical Computer Imaging Engineer

I am a software engineer with 10 years of experience developing medical image processing software. I have experience with DICOM, machine learning detection and classification, and getting regulatory clearance. I have a BSE from Dordt University and did graduate work in Biomedical Engineering at the University of Iowa.



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GABRIEL M. MARTINEZ, BS • FDA Team Leader

I'm a biomedical engineer and regulatory professional. My journey began in a medical device startup, where I got to wear many hats. I decided to keep my favorite hat on, regulatory affairs, and my career has grown into that of a regulatory professional. Additionally, I'm passionate about guiding and mentoring young students interested in the field of biomedical engineering through my social media platform "The BME Life".

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SETH T. LIRETTE, Ph.D. • Biostatic Advisor

Dr. Seth Lirette holds bachelor's and master's degrees from Mississippi State University and a PhD in Biostatistics from the University of Alabama at Birmingham. His primary appointment is in the Department of Data Science, but he also holds secondary appointments in the Departments of Radiology and Radiation Oncology alongside his work with the Doctor of Health Administration program. He has a broad range of biostatistical skills and works with a large number of collaborators, both on and off the UMMC campus, publishing dozens of peer-reviewed articles and helping obtain millions of dollars in external funding.

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MARY VATER, BA • FDA Regulatory Consultant

I am a Medical Device Quality and Regulatory Affairs consultant with a history of working on diverse products within the medical device industry. I have supported 510(k) clearance for over 30 different medical devices, and have helped dozens of companies achieve their Quality and Regulatory goals. My experience spans many different technologies including SaMD (Digital Health, Mobile Apps, AI/ML Contouring, Computer Aided Detection/Diagnosis/Triage), In Vitro Diagnostic Devices, Reprocessed Devices, Electromechanical Devices, Implants, Dental Products, Surgical Planning, Surgical Tools, and more. My technical background is in engineering product development with a degree focused in Biomedical Engineering.

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THE PITCH

Our Team Got Smile Dx Built On Time and On Budget!

Cube Click, Inc. intends to revolutionize the dental AI imaging market with our flagship device, SMILE Dx®. Smile Dx is an advanced AI algorithm that has the potential to diagnose and prevent dental pain and suffering before it begins. Following a highly successful FDA study, we submitted Smile Dx's final FDA 510(k) application. Management anticipates approval in Q2 2025.



Why SMILE Dx®?
Advanced AI
We believe Smile Dx is the only solution to offer AI-powered diagnostics for both digital and phosphor sensors
Unlock Hidden Potential
Embracing AI to uncover valuable insights for improved patient care and case acceptance

Cube Click, Inc. is attempting to transform dental healthcare with Smile Dx®, an AI-powered platform that analyzes dental X-rays in real-time, detecting conditions like cavities, root canals, and gum disease more quickly and accurately than traditional methods. Smile Dx replaces conventional black-and-white diagnostic imaging with color-coded Instance Segmentation Technology, which we believe, is significantly more accurate.


We Believe Patients Who See Their X-rays in AI are Significantly More Likely to Accept Treatment
"Red... that can't be good!"

We believe Dental AI can profoundly transform the dental field, and we believe Cube Click is at the forefront of this revolution. With six awarded patents, three pending, and FDA approval anticipated in 2025, Cube Click aims to boost efficiency for dental practices across the U.S. while redefining the future of dental diagnostics.

The SMILE Dx Advantage

It take less than 10 minutes for a dentist to learn how to use SMILE Dx®







SMILE Dx

Instance Segmentation Technology

Our Competition

Bounding Box Technology

Dentists will have the technology to detect cavities, gum disease, and root canals on the pixel level. The days of "watching" a cavity get larger are over.

**Smile Dx® has not yet been cleared by the FDA. Clinical outcomes depend on various factors and are not guaranteed.*



**Smile Dx® has not yet been cleared by the FDA. Clinical outcomes depend on various factors and are not guaranteed.*

The Problem & Our Solution

Smile Dx®: The Future of Dental Diagnostics

Dentists Miss Over 20% of Dental X-Ray Pathologies

A recent FDA presentation showed that dentist routinely miss over 20% on dental pathologies on x-rays

Source

Research shows that more than 20% of dental X-rays are inaccurately interpreted, leading to undiagnosed cavities, gum disease, and the need for costly root canals.[1] This can result in missed opportunities for early intervention and higher treatment expenses for patients.

Dentists: Test Yourself Against AI



SMILE Dx®
Smile Smarter

SMILE Dx Benefits

- **Cutting-Edge Technology**
- **Improved Accuracy**
- **Save Valuable Time**
- **Cloud-Based Platform**
- **Fast Learning Curve**
- **Broad Compatibility & Versatility**
- **Enhanced Detection + Diagnostics**

SMILE Dx Detects: *Enamel, Restorations, Cavities, Bone Levels (Periodontal Disease), Dentin, Nerves (Pulp), Bone, and Root Canals (Periapical Radiolucencies)*

Smile Dx® addresses these challenges by leveraging advanced AI technology to detect cavities, root canals, and periodontal disease with exceptional accuracy. This ensures early intervention, can save dentists time, and reduce patient pain and suffering. Our cloud-based platform requires no additional equipment, seamlessly integrates with existing X-ray viewers, and supports both digital and phosphor

sensors. With instant, color-coded diagnostic results, Smile Dx® aims to reduce time spent on X-ray analysis and ultimately, improve patient outcomes.



The SMILE Dx Team is on Track for an FDA APPROVAL for
1
Early detection of cavities and defective fillings
2
Early detection of Root Canal Pathologies
3
Early detection of Gum and Bone disease
4
Detection of fillings, crowns, bridges, posts, and implants
5
Detection of enamel, dentin, nerves, and bone

Smile Dx® empowers dentists to:

- **Early AI Detection of Cavities, Root Canals, and Gum Disease on the Pixel Level:** Allowing dentists to intercept and prevent more painful and costly procedures in the future.
- **Save Valuable Time:** Spend 50-60 fewer minutes per day reading X-rays, freeing up time for patient care.
- **Improve Accuracy:** Identify decay before it requires a root canal, thanks to Smile Dx's advanced AI capabilities.
- **Enhance Diagnostics:** Say goodbye to traditional black-and-white X-rays—Smile Dx® uses color-coded AI so that both the doctor and patient understand.
- **Leverage Cutting-Edge Technology:** Smile Dx utilizes Instance Segmentation, offering superior precision over competitors' Bounding Box technology.

THE MARKET & OUR TRACTION

Over 1.4 Billion Dental X-Rays Are Taken Annually in the U.S.



1.4B+
Dental X-rays taken in the U.S. annually

$155B
2023 U.S. Dental Services Market

202K+
Practicing dentists in the U.S.

Source / *Source* / *Source*

The U.S. dental services market is valued at $155 billion, with over 1.4 billion dental x-rays taken annually.[2,3] Despite this, the use of AI in dental x-ray analysis remains minimal. We believe Smile Dx® can capitalize on this opportunity, offering a first-mover advantage in both the digital and phosphor plate sensor markets. Designed to streamline x-ray analysis and enhance diagnostic accuracy, Smile Dx® is versatile, with applications in pediatric dentistry and oral surgery, giving it broad market potential.

INVESTMENT HIGHLIGHTS

Proprietary Scalability

- 6 awarded patents & 3 pending
- 4 U.S. trademarks
- Multiple dental x-ray sensor revenue streams

Market Potential

- 336 Million+ patients in the U.S.
- Anticipated FDA approval in Q2 2025
- Pediatric & oral surgery scalable

Capital Efficiency

- Founders self-funded the company
- Founders proficient in FDA studies
- No founder takes a salary

Source

Our subscription-based model ensures affordable access to our cutting-edge AI technology. Our FDA 510(k) application is pending approval, and our technology is supported by six awarded patents. We are actively partnering with leading phosphor sensor companies to integrate our platform into existing dental workflows and expand our reach.

The SMILE Dx® Timeline



November 2018

Our first patent. Cube Click launches



March 2022

SMILE Dx prototype completed



June 2022

First FDA Pre-submission approval



November 2023

ADA insurance code submission



January 2023

SMILE Dx AI training completed



June 2023

Second FDA Pre-submission approved
SMILE Dx's Clinical Testing plan



December 2023

FDA Ground Truth Study Completed



March 2024

FDA MRMS Study Completed



August 2024

FDA Final Submission

November 2024





November 2024

CUBE CLICK LAUNCHES ON STARTENGINE!!!!!

ABOUT

HEADQUARTERS

800 Third Avenue, Suite 1413
New York, NY 10022

WEBSITE

View Site

Cube Click, Inc. aims to revolutionize the dental AI imaging market with our flagship device, SMILE Dx®. This advanced AI platform for dental X-ray analysis has the potential to prevent dental pain and suffering before it begins. Following a promising study, we submitted Smile Dx®'s final FDA 510(k) application. Management anticipates approval in Q2 2025.*

WHY INVEST

Join the Future of Dental Care

Join the Dental Revolution!

Invest today and help us prevent dental pain and suffering for over 332 million Americans.



We believe Cube Click is leading the way in dental AI with Smile Dx®, a groundbreaking solution we believe can transform the industry. Funds raised will be used to scale Smile Dx® nationwide, promote our subscription-based platform, and strengthen partnerships with dental professionals. By supporting Cube Click, you're investing in the future of dental care and helping us reach over 200,000 dentists across the U.S. With FDA approval anticipated in 2025 and a $155 billion market opportunity, Cube Click is ready to innovate dental care nationwide.

Join the Dental Revolution–invest in Cube Click today.

TERMS

Cube Click

Overview

PRICE PER SHARE

$3

VALUATION

$28.82M

DEADLINE

May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL

$20K - $1.23M

Breakdown

MIN INVESTMENT

$300

OFFERING TYPE

Equity

MAX INVESTMENT

$1,234,998

SHARES OFFERED

Class A Common Stock

MIN NUMBER OF SHARES OFFERED

6,667

MAX NUMBER OF SHARES OFFERED

411,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,863,771	$1,163,309
Cash & Cash Equivalents	$5,213	$26,589
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$1,374,111	$1,406,117
Revenue & Sales	$268,712	$148,000
Costs of Goods Sold	$0	$0
Taxes Paid	$358	$590
Net Income	$732,469	-$592,694

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 1,000% Bonus Shares

Smile Dx key team members receive 1,000% bonus shares.

Volume Perks

Tier 1

Investors who invest at least $1,000 will receive the following: 5% Bonus Shares

Tier 2

Investors who invest at least $5,000 will receive the following: 8% Bonus Shares

Tier 3

Investors who invest at least $10,000 will receive the following: 10% Bonus Shares

Tier 4

Investors who invest at least $15,000 will receive the following: 15% Bonus Shares

Tier 5

Investors who invest at least $20,000 will receive the following: 20% Bonus Shares

Tier 6

Investors who invest at least $50,000 will receive the following: 25% Bonus Shares plus participate in a Beta Testing of Smile Dx.

Tier 7

Investors who invest at least $100,000 will receive the following: 25% Bonus Shares plus participate in a Beta Testing of Smile Dx and enjoy an annual one hour meeting with our executive team.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Cube Click, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Class A at $3.00 / share, you will receive 110 shares of Common Class A, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS



Dentistry Today
THE POWER OF AI IN YOUR HANDS

View Article

ALL UPDATES

01.10.25

$100,000+ RAISED



12.03.24

SMILE DX LAUNCHED AD IN DENTISTRY TODAY!



THE POWER OF AI IN YOUR HANDS
Save 50 Minutes per day
Dramatically Increase Acceptance
AI DETECTION OF
Enamel
Restorations
Cavities
Bone levels (Periodontal Disease)
Dentin
Nerves (Pulp)
Bone
Periapical Radiolucencies
20 TO 25% INCREASE REVENUE
SMILE Dx®
Powered by Cube Click, Inc.
USE FREEinfo card, circle 29
TEST YOURSELF AGAINST AI

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Investors who invest at least $1,000 will receive the following: 5% Bonus Shares

Select

$5,000

Tier 2

Investors who invest at least $5,000 will receive the following: 8% Bonus Shares

Select

$10,000

Tier 3

Investors who invest at least $10,000 will receive the following: 10% Bonus Shares

Select

$15,000

Tier 4

Investors who invest at least $15,000 will receive the following: 15% Bonus Shares

Select

$20,000

Tier 5

Investors who invest at least $20,000 will receive the following: 20% Bonus Shares

Select

$50,000

$100,000



Tier 6

Investors who invest at least $50,000 will receive the following: 25% Bonus Shares plus participate in a Beta Testing of Smile Dx.

Select

Tier 7

Investors who invest at least $100,000 will receive the following: 25% Bonus Shares plus participate in a Beta Testing of Smile Dx and enjoy an annual one hour meeting with our executive team.

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Richard Ricci ⊘
Cube Click • a month ago

Thank you for raising this insightful question. It provides an excellent opportunity to share more about our extraordinary and dedicated team.

In 27 months, our team has worked tirelessly to develop the Smile Dx algorithm, taking it from prototype to FDA submission—an extraordinary achievement in such a short time frame. Throughout this journey, no founder or key team member has taken a salary. This unwavering commitment underscores the team's belief in the long-term potential of Smile Dx and their

dedication to maximizing shareholder value.

Our 1,000% bonus share incentive for key team members is a cornerstone of our strategy to retain this exceptionally talented team as we approach the final stages of FDA approval. By forgoing salaries, the team has chosen to align their interests directly with those of our shareholders by taking stock. This alignment not only reflects our confidence in Smile Dx but also highlights our focus on delivering tangible value to our investors.

In comparison to other biotech companies on this platform—many of which allocate significant resources to salaries without even an FDA submission—Cube Click stands out. We have already achieved a major milestone by successfully submitting our FDA 510(k), and no founder takes a salary. In fact, the team has demonstrated their commitment by purchasing additional stock themselves. This dedication and ownership mindset speak volumes about who we are and our shared vision for shareholder success.

To address your specific concern, our Offering Memorandum provides detailed terms of the key team member stock incentives. While we have not imposed limits on team member share purchases, the incentive is time-bound, with a February 2025 deadline. This structure is designed to motivate and reward our team as we work toward FDA approval, ensuring their continued focus on delivering results.

We are confident that this approach positions us to attract and retain the talent necessary to bring Smile Dx to market successfully. Thank you again for your thoughtful question and for considering Cube Click as part of your investment portfolio.

Best regards,
Richard Ricci
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 0    0   ⚐



Grigore Hreniuc
a month ago

1000% bonus may not be fair to new investors. Do you have a limit how much key team members can invest?

Loyalty Bonus | 1,000% Bonus Shares

Smile Dx key team members receive 1,000% bonus shares.
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💬 0   ↑ 0   🏳



Theodore Lyons
a month ago

Thanks for the thoughtful answer. One other question I have is around your burn and cash on hand. In your offering circular, it states that you have $16K in Cash on Hand, $2.28M in securities, and burn is $150K per month. Are these securities liquid? If not, how do you plan to keep up with this burn rate beyond this crowdfunding raise?
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💬 1   ↑ 0   🏳

Richard Ricci ⊘
Cube Click • a month ago

Thank you for your thoughtful question and for taking the time to review our offering circular in detail. We always value informed and engaged investors like yourself. To address your concern: Our cash on hand is entirely liquid. The $2.28M (August 2024) in securities you referenced is invested in highly liquid assets, including stock market index funds and treasury money market accounts. These investments allow us to maintain both flexibility and stability in managing our financial resources.

We are closely monitoring our burn rate and have

contingency plans in place to ensure sustainability beyond this crowdfunding raise. As disclosed in our video and our Start Engine campaign site, no founder takes a salary. Our strategy includes optimizing expenses, exploring additional funding opportunities, and leveraging our resources to support the company's growth while maintaining financial discipline.

We're confident in our ability to execute our business plan effectively, and we appreciate your questions and support as we work towards achieving our FDA approval.

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↑ 0   ⚑

Theodore Lyons
2 months ago

Hi there - can you discuss the differentiation of your product from large competitors like Overjet, Pearl, and VideaHealth?

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💬 1   ↑ 0   ⚑

Richard Ricci ⊘
Cube Click • 2 months ago

Great Question!

Overjet's business model primarily targets larger Dental Service Organizations (DSOs), which means smaller group practices and solo dental offices are often left out. While Overjet has FDA approval for instance segmentation of dental pathologies, Smile Dx has been built on the latest nnU-Net technology and trained using a more extensive and sophisticated dental X-ray dataset. This gives Smile Dx superior sensitivity and specificity, positioning it as a groundbreaking solution for dentists. Additionally, Overjet's investment opportunities are limited to institutional investors with a minimum threshold of $20 million, making it inaccessible for most investors.

Pearl has FDA approval for older bounding box

technology (K210365, Page 4 of 10). Unfortunately, this technology is less intuitive for dentists and patients to interpret. Furthermore, Pearl's promotion of non-FDA-approved instance segmentation on their website raises questions about compliance.

Videa Health also relies on older bounding box technology (K213795, Page 3 of 7). However, its FDA approval is restricted to bitewing X-rays, which limits its utility. Key diagnostic tools like periapical X-rays—crucial for detecting root canals, periodontal disease, and wisdom teeth issues—are excluded from their approved use.

Smile Dx stands apart by embracing cutting-edge technology and focusing on accessibility for all dentists, from solo practitioners to DSOs. Our pending FDA approval reflects these advancements, ensuring dentists and patients benefit from unmatched diagnostic accuracy and ease of interpretation.

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Richard Ricci

Cube Click • 2 months ago

Yes, we are offering VOTING STOCK. Every shareholder will receive the same voting stock held by the founders. We believe in treating all shareholders equally. We value everyone's voice and contribution to the future of our company.

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Mary Fisher

2 months ago

Are you offering Voting stock?

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💬 0   ↑ 0   ⚐



Mary Fisher
2 months ago

Are you fearing voting stock?
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💬 0   ↑ 0   ⚑

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dr. Richard Ricci: As a dentist with 32 years of clinical experience, I've seen first hand the pain and suffering patients endure from dental procedures that could have been prevented or treated differently if their cavities and gum disease were diagnosed earlier. Many invasive treatments, like root canals and extractions, could have been avoided.

With dental AI, It does not have to be this way anymore.

Andrea: In 2018 alone, Americans underwent about 1.4 BILLION dental X-rays. But a recent FDA study has shown that as many as 1 out of 5 dental x-rays are misdiagnosed.

The truth is, dental X-ray technology hasn't changed much in the last hundred years. Grainy, black-and-white images leave dentists squinting at their computer onitors —trying to identify problems that often are imperceptible to the human eye.

Richard: When these problems are left untreated, patients ultimately suffer.

That's why Cube Click partnered with an amazing team of medical, AI and regulatory experts to create Smile Dx—an AI platform that uses advanced computer algorithms to analyze dental X-rays with a significantly higher accuracy than any human dentist.

Smile Dx detects cavities, root canals, and gum disease on the pixel level, which no human can see. Our colorized x-rays reveal dental diseases in a fraction of a second and display them clearly for the dentist and patient.

Patient 1: Red ..... That can't be good?

Patient 2: Oh wow—this definitely makes it easier to see what's going on there.

Smile Dx empowers dentists to diagnose cavities and gum disease earlier, saving patients from more painful and costly procedures down the road. And with clear visualizations, patients are much more likely to understand and accept their treatment options.

Andrea: We've successfully trained the Smile Dx AI algorithm using over 27,000 dental x-rays—with guidance from leading dentists, surgeons and endodontists. In fact, clinical performance studies have shown that Smile Dx is significantly more accurate than human dentists.

Our patented, cloud-based platform requires no new equipment and the average dentist can learn the ropes in less than 10 minutes. Allowing offices to adopt our technology with minimal effort and no upfront costs. And our planned low monthly subscription model makes it affordable for any practice.

Richard: We recently submitted our final FDA 510(k) application, and it is now pending review and approval. We believe we are "this close" to bringing SmileDx to market, and your investment can help get us over the finish line.

The dental industry has yet to take full advantage of the game-changing AI technology, but the Venture Capitalists are quickly catching on. They've pumped millions of dollars into dental AI and are keeping this opportunity out of the reach of individual investors.

Andrea: Smile Dx is a unique opportunity for the public to invest early in the potential of the dental AI market—and help shape the future of a 155 BILLION dollar dental services industry.

In full disclosure, no Smile Dx founder has EVER taken a salary– In fact, we believe so much in Smile Dx that we just bought more stock.

Richard: We foresee a future where patients ask themselves, "Why would I go to a dentist that doesn't use AI?" We believe now is the time to act. With your investment, we believe we can transform the dental industry, reduce patient pain and suffering, and dramatically improve patient acceptance. We think that's a win-win solution for everybody. Join our success story and invest alongside us in Smile Dx.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:52 PM 11/16/2018
FILED 03:52 PM 11/16/2018
SR 20187692657 - File Number 7151734

CERTIFICATE OF INCORPORATION
OF
Cube Click, Inc.

FIRST: The name of the corporation is: Cube Click, Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue all at $0.0001 per share is 100,000,000 Common Class A having 1 vote per share and 10,000,000 Common Class B has 10 votes per share. Class B be may be converted into class A at a 1:1 ratio.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this November 16, 2018.

Signed and Attested to by: [signature]

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:28 AM 09/19/2024
FILED 09:28 AM 09/19/2024
SR 20243727870 - File Number 7151734

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Cube Click, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Cube Click, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" and by adding new Articles numbered "ELEVENTH:", "TWELFTH:" and "THIRTEENTH" so that, as amended said Articles shall be and read as follows:

ARTICLE FOURTH:
"The total number of shares of stock which the corporation is authorized to issue all at $0.0001 per share is 12,000,000 Common Class A having 1 vote per share and 4,000,000 Common Class B having 10 votes per share. Class B shares may be converted into Class A at a ratio of 1 Class B share to 10 Class A shares."

ARTICLE ELEVENTH: Voting of Shares

1. In any matter submitted to a vote of the shareholders, unless otherwise provided by law, this Certificate of Incorporation, or the bylaws, if a shareholder fails to vote on any resolution, proposal, or other matter put to a vote at a duly called meeting of the shareholders:

   a. The board of directors, by a majority vote, shall be authorized to vote for a shareholder that fails to vote.

   b. The shares shall be voted by the board of directors in accordance with what the board determines to be in the best interests of the corporation.

   c. Any action taken pursuant to this provision shall be binding on the shareholders whose shares were voted by the board, to the same extent as if the shareholder had voted such shares directly.

ARTICLE TWELFTH: Voting Rights of Minority Shareholders

1. Majority Control Provision: In any matter requiring a vote of shareholders, if the board of directors, collectively or through its members, holds or controls by proxy, assignment, or other means more than 50% (the majority votes) of the issued and outstanding shares of the corporation, then the voting rights of the minority votes are not required to be present.

   a. The decision of the majority votes shall be binding upon all shareholders.

b. This provision shall not apply in cases where a higher threshold is required by law for approval, such as matters requiring a supermajority under Delaware General Corporation Law (DGCL).

c. It also shall not apply in matters that by law cannot be decided solely by the board of directors.

ARTICLE THIRTEENTH: Term of Directors

1. Director Term Length: Each director of the corporation shall serve for a term of three (3) years from the date of their election or until their successor is duly elected and qualified, unless earlier removed, resigned, or otherwise vacated in accordance with the provisions of this Certificate of Incorporation or the bylaws of the corporation.

   a. The corporation may, if provided in the bylaws, divide the board of directors into classes, with each class serving staggered three (3) year terms, such that not all directors are elected at the same annual meeting of shareholders.

   b. In the case of a staggered board, directors may be assigned initial terms of less than three (3) years to implement the staggered system.

2. Removal or Resignation: Directors may be removed for cause, as defined in the bylaws, or as otherwise provided by Delaware General Corporation Law (DGCL), before the expiration of their term.

3. Vacancies: In the event of a vacancy due to removal, resignation, or other reasons, the board may appoint a replacement director to serve the remainder of the unexpired term in accordance with the bylaws of the corporation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Cube Click, Inc. has caused this certificate to be signed by its Authorized Officer.

BY: _____

Name: Richard Ricci
      _____
      Authorized Officer

Date: 9/18/24
      _____